UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(September 15, 2008)

DIVERSINET CORP.

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(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

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(Address of principal executive offices)

1.

Material Change Report.

2.

Material Contract.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

 --------------------------------------

(REGISTRANT)

DATE: September 15, 2008

BY:    /S/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Diversinet Corp.

2235 Sheppard Avenue East, Suite 1700

Toronto, Ontario  M2J 5B5

Item 2

Date of Material Change

September 9, 2008

Item 3

Press Release

A press release with respect to the material change described herein was issued on September 10, 2008 via CNW Group on newswires in Canada and the United States.

Item 4

Summary of Material Change

Diversinet Corp. (“Diversinet” or the “Corporation”) announced that it has entered into a five year license and revenue sharing deal with AllOne Mobile Corporation (“AllOne”), a wholly owned subsidiary of AllOne Health Group, Inc. (“AHG”), who in turn is a wholly owned subsidiary of Hospital Service Association of Northeastern Pennsylvania (“HSA”) to cross license certain software and share revenues from the sales of the combined software.  All dollar amounts are in U.S. dollars.

Item 5

Full Description of Material Change

The Corporation entered into a License and Revenue Share Agreement with AllOne, a wholly owned subsidiary of AHG, who in turn is a wholly owned subsidiary of HSA, to cross license certain software and share revenues from the worldwide sales of the combined software.  Under the five year agreement, Diversinet will receive up to $39.5 million as a minimum commitment from AllOne.  In addition, Diversinet also completed a $500,000 statement of work for AllOne, bringing the combined total to $40 million.  Diversinet and AllOne will continue their efforts with health plans and other customers in the mobile personal health record and information market.

The parties have agreed to work exclusively on a worldwide basis with each other in sales activities for the combined software in the mobile personal health records and information market.  Under the agreement, the parties have certain termination rights.  Furthermore, Diversinet has granted AllOne certain termination rights in regards to a change in control of Diversinet, no-fault termination due to software obsolescence, termination due to patent, copyright or trade secret right infringement, and within the first 60 days termination by AllOne if AllOne determines that the combined software infringes upon a patent, copyright or trade secret right (as defined in the agreement).

Item 6

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-120

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

David Hackett, Chief Financial Officer, is knowledgeable about the material change and this report.  Mr. Hackett can be contacted at (416) 756-2324, extension 275.

Item 9

Date of Report

September 12, 2008

#

Diversinet Signs a Five Year, $40 Million License and Revenue Sharing Agreement with AllOne Mobile Corporation.

Two Companies Expand Successful Partnership in Mobile Health Information Market

TORONTO, Canada, September 10, 2008 – Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF), a leading provider of secure application platforms for the mobile world, today announced it has signed an exclusive worldwide license and revenue share agreement with AllOne Mobile Corporation (“AllOne”), a subsidiary of Hospital Service Association of Northeastern Pennsylvania to cross license certain software and to share revenues from the secure mobile access to personal health records and information.  All dollar amounts are in U.S. dollars.

During the five year agreement, Diversinet will receive up to $39.5 million as a minimum commitment from AllOne.  In addition, Diversinet also completed a $500,000 statement of work for AllOne, bringing the combined total to $40 million.  Diversinet and AllOne will continue their efforts with health plans and other customers in the mobile personal health record and information market.  Under the agreement, the parties have certain termination rights.  This agreement replaces the agreement with AllOne Health Group, Inc. signed in August 2007.

“This agreement demonstrates AllOne’s commitment to the mobile health information market” said Albert Wahbe, CEO and Chairman of Diversinet.  “By extending the term of the agreement and the minimum annual commitments, this exclusive worldwide partnership provides a solid base to aggressively pursue our business development and global sales strategy which will generate new revenues to significantly enhance shareholders value.”

“We are delighted with our expanding partnership with Diversinet.  We believe there is great potential for having personal health information at the consumers’ fingertips” said William Reed, President and CEO of AllOne.  “Secure portability of personal health records at the time of care, the convenience and peace of mind in being able to receive fast and secure coverage confirmation – all accessed securely through a mobile device – makes this solution an innovative product that will enable consumers to take control of their health information in a cost-effective manner.”

About Diversinet

Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF) is a leading provider of secure application platforms for the mobile world utilizing wireless authentication and access solutions that secure the personal identity, transactions and data of consumers over almost any mobile phone or handheld device.  Diversinet’s reliable, end-to-end MobiSecure Wallet and Vault products provide global, secure and cost effective applications to mobilize personal health records, financial services transactions and identity protection management.  Connect with Diversinet Corp. at www.diversinet.com.

About AllOne Mobile Corporation

AllOne Mobile Corporation provides an industry-leading mobile application that places personal health information at consumers’ fingertips through their mobile phones. AllOne Mobile saves health information in a secure environment and links to users’ mobile phones, giving them well-organized, easy-to-use, 24/7 mobile access – without the need for an Internet connection.  In conjunction with its technology partner, Diversinet, AllOne Mobile enables real-time access to health information that can be securely shared with physicians, hospitals, pharmacies and other health care providers. For more details, visit www.allonemobile.com.

# # #

The Private Securities Litigation Reform Act of 1995 and Canadian securities laws provide a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company, success of current product offerings and the term of the agreement with AllOne Mobile Corporation.  Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company.  For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission available at www.sec.gov and Canadian securities regulatory authorities available at www.sedar.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Contacts:

Diversinet

Media Contact

David Hackett

Patrick Corman

Chief Financial Officer

Corman Communications, LLC

416-756-2324 ext. 275

(650) 326-9648

dhackett@diversinet.com

patrick@cormancom.com

#

LICENSE AND REVENUE SHARE AGREEMENT

This License and Revenue Share Agreement (“Agreement”) is made and entered into as of September 1, 2008 (the “Effective Date”) by and among Diversinet Corp., an Ontario corporation (“Diversinet”), with its principal place of business at 2235 Sheppard Avenue East, Suite 1700, Toronto Canada, M2J 5B5 and AllOne Mobile Corporation, a Pennsylvania corporation (“AllOne”), with offices at 19 North Main Street, Wilkes-Barre, PA, 18711-0302 USA, and AllOne Health Group, Inc, a Pennsylvania corporation (“AllOne Parent”), with offices at 19 North Main Street, Wilkes-Barre, PA, 18711-0302, solely with respect to Section 20 of this Agreement.

RECITALS

WHEREAS, Diversinet is a developer and provider of innovative mobile security solutions and its associated Wallet and Vault applications as described in Exhibit A including customization and systems integration;

WHEREAS, AllOne is a developer and provider of web-based solutions, systems integration and health care solutions described in Exhibit B; and

WHEREAS, the parties desire to set forth the terms and conditions under which the parties will license their respective software to the other to work in combination and share revenues regarding such license.

NOW, THEREFORE, in consideration of the foregoing premises and of the mutual agreements and covenants hereinafter set forth, the parties hereto, intending to be legally bound hereby and superseding any prior agreements as between AllOne or its Affiliates and Diversinet as related to the AllOne Software or Diversinet Software (as defined below), agree as follows:

1.

Definitions.

a)

“Affiliate” means any person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a person as such terms are used in and construed under Rule 144.

b)

“AllOne Documentation” means documentation and materials relating to use of the AllOne Software.

c)

“AllOne Mobile Market” means the worldwide market for the Combined Software for the personal storage, updating, viewing, receiving, and transmitting of healthcare data, content, messages, alerts, reminders and health information, all directed and controlled by the authorized user, including but not limited to access to and management online on computers, personal digital assistants, cellular telephones, and multi-function electronic devices by individuals and their designees.  For purposes of clarity, AllOne Mobile Market does not include financial applications, including but not limited to payments, transactions, account balances, or transaction handling, even where such financial applications relate to health saving accounts, health reimbursement accounts, flexible savings accounts or similar account types or healthcare payment applications when it is not part of the Combined Software or the AllOne Software.

d)

“AllOne Mobile Trademark” means the trademark and/or brand used in connection with the Combined Software.

e)

“AllOne Mobile End Users” means all users of the Combined Software other than a BCNEPA End User.

f)

“AllOne Software” means the software identified in Exhibit B attached hereto and incorporated by reference, any Updates thereto and know how, trade secret, and proprietary methods of doing business in regards to the AllOne Software.

g)

“Annual Minimum Commitment” or “AMC” means amounts payable by AllOne to Diversinet pursuant to the terms of this Agreement and in Exhibit C attached hereto.

h)

“Application Service Provider” or “ASP Model” means the delivery of the Combined Software through computer-based services to End Users over a network.

i)

“BCNEPA” means Blue Cross of Northeastern Pennsylvania.

j)

“BCNEPA Annual Minimum Commitment” or “BCNEPA AMC” means amounts payable by AllOne to Diversinet pursuant to the terms of this Agreement and under Exhibit C attached hereto.

k)

“BCNEPA End Users” mean End Users to whom AllOne, BCNEPA or their Affiliates provide goods or services in addition to the Combined Software during the Term of this Agreement.

l)

“BCNEPA Health Plan Members” means any person insured by or whose coverage is administered by BCNEPA.

m)

“Change in Control” means the occurrence at any time, after the Effective Date, of any of the following events:

(1)

the acquisition on or after the date hereof by any one person, within the meaning of Section 13(d) and 14(d) of the Exchange Act, or more than one person, acting as a group, (other than a party hereto, their Affiliates and benefit plans) of beneficial ownership of 51% or more of the outstanding shares of capital stock (on a fully diluted basis); or

(2)

the approval by the shareholders of a party of: (i) any amalgamation, consolidation, merger, plan of arrangement or other similar type of transaction in which all of the holders of voting shares of such party immediately before the amalgamation, consolidation, merger, plan of arrangement or similar transaction will not own 51% or more of the voting shares of the continuing or surviving corporation or entity immediately after such amalgamation, consolidation, merger, plan of arrangement or other similar type of transaction; or (ii) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of a party.

n)

“Combined Software” means the computer executable embodiment of the Diversinet Software and the AllOne Software as provided to any End User, inclusive of any Upgrades, Major Product Upgrades and any Updates thereto, utilized together and as specified in Exhibits A and B.

o)

“Combined Software Documentation” means documentation and supporting materials relating to use of the Combined Software.

p)

“Competitor” means Aetna Inc., Wellpoint, Inc., Cigna Corporation, McKesson Corporation, Health Advocate, Inc. or UnitedHealth Group, Inc., including their subsidiaries and Affiliates, and any other company as mutually agreed upon by the parties.

q)

“Contract Year” means the period of twelve (12) months from September 1, 2008 to August 30, 2009, and each subsequent twelve-month period thereafter while the Term is in effect.

r)

“Conversion Model” means the initial license of the Combined Software to the Customer as an ASP Model, which is intended to convert to a PSM after either an identifiable or finite period of time.

s)

“Customer” means any bona fide purchaser in the Mobile PHR Market or the AllOne Mobile Market of the Combined Software or any component thereof (excluding the Security Authentication Products).

t)

“Diversinet Dealer” means any value added reseller, computer hardware or software reseller, or any other individual, company, or business authorized by Diversinet or which Diversinet allows or permits, by agreement or otherwise, or authorizes to sell, license, lease, copy, or otherwise distribute the Diversinet Software itself or in connection with any other software or service or otherwise.

u)

“Diversinet Documentation” means documentation and supporting materials relating to use of the Diversinet Software.

v)

“Diversinet Software” means the software identified in Exhibit A attached hereto and incorporated by reference, any Updates thereto and know how, trade secret, and proprietary methods of doing business in regards to the Diversinet Software.

w)

“Dollars” or any reference to any amounts or currency in this Agreement means United States or U.S. dollars.

x)

“End User” means any user or licensee of the Combined Software in the Mobile PHR Market and/or the AllOne Mobile Market.

y)

“Escrowed Software” means the source code for the Combined Software and the Diversinet Software, both to the extent required for AllOne to implement, update, modify, enhance or support the Combined Software.

z)

“First Level Support” means the service provided in response to the initial inquiry placed by a Customer regarding the Combined Software operation generally or that identifies and documents a reported problem in the Combined Software and an initial attempt to diagnose the cause of the condition reported by a Customer.

aa)

“Major Product Upgrade” means any new version or new release of the Combined Software that adds material functionality to the preceding version of the Combined Software and results in the designation of the product by a new version or release number.

bb)

“Man Day” means the equivalent of eight working hours performed by a Diversinet employee or consultant sufficiently experienced so as to be able to provide efficient and effective software development and documentation work for a particular software module or application.

cc)

“Mobile PHR Market” means the worldwide market for the provision of access to and management of PHR’s in electronic form, including but not limited to access to and management online on computers, personal digital assistants, cellular telephones, and multi-function electronic devices by individuals and their designees.  For purposes of certainty, Mobile PHR Market does not include financial applications, including but not limited to payments, transactions, account balances, or transaction handling, even where such financial applications relate to saving accounts, health reimbursement accounts, flexible savings accounts or similar account types or healthcare payment applications when it is not part of the Combined Software or the AllOne Software.

dd)

“Packaged Software Model” or “PSM” means the provision of the Combined Software for use by an End User and provided either via pre-recorded media, as downloadable software available online or other related means for ultimate use by an End User.

ee)

“PHR” means a personal health record as an electronic, longitudinal, health data set that contains data provided by individuals, providers, other healthcare entities, or payers.

ff)

“Proprietary Rights” means all rights held by a party (including any third party) including, but not limited to, patents, copyrights, authors’ rights, trademarks, trade names, know-how and trade secrets, irrespective of whether such rights arise under U.S. or international laws.

gg)

“Revenue” means amounts received from any license of the Combined Software or any component of the Combined Software (excluding Diversinet’s Security Authentication Products) in the Mobile PHR Market or the AllOne Mobile Market, net of applicable taxes (except as tax on income), third party licensing fees, channel discounts, third party agent fees or commissions, freight, insurance, duties or other out-of-pocket expense reimbursement.

hh)

“Sales Activity” means marketing, selling, licensing, or servicing or any other activity that is intended to or results in the sale, license, or service of the Combined Software, the AllOne Software, or Diversinet Software in the global worldwide market.

ii)

“Second Level Support” means the service provided in response to an inquiry related to any software created by Diversinet used in the operation of the Combined Software, including, without limitation, handset compatibility, handset package issues, and wallet/vault issues.  Second Level Support inquiries are generated by First Level Support representatives in response to issues that they are unable to solve directly.  The First Level Support personnel handle all End User inquires and contacts.

jj)

“Security Authentication Products” means the suite of products developed by Diversinet as defined in Exhibit A to this Agreement.

kk)

“Term” means the duration of this Agreement and any extensions thereof as agreed to by the parties.

ll)

“Termination Date” means the first day following termination or expiration of this Agreement for any reason.

mm)

“Upgrades” means any modification, patch, fix, point release, bug fix, update, upgrade, enhancement, refinement, work around, or improvement that is incorporated into software and that generally adds functionality or improves performance.

2.

License Grant.

a)

Grant of License by Diversinet.  Subject to the terms hereof, Diversinet hereby grants to AllOne, and AllOne hereby accepts the grant of, a fully paid, sublicensable (but only in connection with the sublicense of the Combined Software to End Users), sole, worldwide right and license to engage in Sales Activity, install, use, store, load and execute the Diversinet Software and any Upgrades thereto with the Combined Software in the Mobile PHR Market and/or the AllOne Mobile Market.

b)

Grant of License by AllOne.  Subject to the terms hereof, AllOne hereby grants to Diversinet and Diversinet hereby accepts the grant of a fully paid, sublicensable (but only in connection with the sublicense of the Combined Software to End Users), sole, worldwide right and license to engage in Sales Activity, install, use, store, load and execute the AllOne Software and any Upgrades thereto with the Combined Software in the Mobile PHR Market and/or the AllOne Mobile Market.

c)

Exclusivity.  Each party agrees to work exclusively with the other to engage in Sales Activity for the Combined Software in the Mobile PHR Market and the AllOne Mobile Market.  Unless otherwise agreed in writing by the parties, neither party will (i) except as permitted under this Agreement, sell or license the Diversinet Software, as applicable, or the AllOne Software, as applicable, or the Combined Software in either the Mobile PHR Market or the AllOne Mobile Market or (ii) sell, license or engage in any Sales Activity for any software, service or solution that performs or can perform functions similar to the Combined Software.  For purposes of clarity, the foregoing includes sales of any software, service or solution that provides functionality that is similar to the functions of the Combined Software.  Without limiting the foregoing and except as otherwise stated above, the parties agree that:

(1)

Diversinet may itself or through a Diversinet Dealer, or any other third party, sell, license, lease, copy, distribute or engage in any Sales Activity related to the use of the Diversinet Software; and

(2)

AllOne may itself or any other third party, sell, license, lease, copy, distribute or engage in any Sales Activity related to the use of the AllOne Software.

d)

License Restrictions.  Except as permitted under this Agreement as related to the Escrowed Software, neither party shall themselves or through any third party (i) modify the other’s software (i.e., the AllOne Software or the Diversinet Software) or (ii) decompile, reverse engineer, disassemble or otherwise determine or attempt to determine the source code (or the underlying ideas, algorithms, structure or organization) of any object code contained in the other party’s software.  None of the foregoing shall apply to any Proprietary Rights of either party as related to their respective software.

e)

Ownership.  The Diversinet Software and Diversinet Documentation and all Proprietary Rights therein are and shall remain the exclusive property of Diversinet.  The AllOne Software and AllOne Documentation and all Proprietary Rights therein are and shall remain the exclusive property of AllOne.  Other than the limited license rights granted to AllOne, all Proprietary Rights relating to the Diversinet Software and Diversinet Documentation shall remain the property of Diversinet.  Other than the limited license rights granted to Diversinet, all Proprietary Rights relating to the AllOne Software and AllOne Documentation shall remain the property of the AllOne.

f)

Proprietary Notices.  The parties agree to reproduce and include any copyright or other proprietary rights notices of the other in all copies, in whole or in part, of the Combined Software or the Combined Software Documentation.  Neither party shall remove any copyright nor other proprietary rights notices from any materials provided under this Agreement.  No other right or license with respect to any trademark, trade name or other designation is granted under this Agreement.  All copies of either the Combined Software Documentation or other text based notices to End Users of the Combined Software shall contain the following notice:

This software and/or documentation is subject to the terms of a license agreement between AllOne Mobile Corporation and Diversinet Corp. restricting among other things, its use, reproduction, disclosure and distribution and constitutes confidential information of AllOne and/or Diversinet, as applicable, and shall remain the exclusive property of AllOne and/or Diversinet, as applicable.

g)

Import and Export Requirements.  The parties acknowledge that any obligation to provide their respective AllOne Software or AllOne Documentation or Diversinet Software or Diversinet Documents or the Combined Software or Combined Software Documentation under this Agreement shall be subject in all respects to all international laws and regulations, including without limitation the Foreign Corrupt Trade Practices Act, governing the license and delivery of technology and products abroad.  Neither party shall export, directly or indirectly, any such AllOne Software or AllOne Documentation or Diversinet Software or Diversinet Documents or the Combined Software or Combined Software Documentation or related information without first obtaining all required licenses and approvals from the appropriate government agencies and ensuring compliance with all applicable laws and regulations.

3.

Marketing.

a)

Trademark; Brand.  While the parties will work together to develop a marketing strategy to license and provide the Combined Software in the Mobile PHR Market and the AllOne Mobile Market, AllOne shall be solely responsible for the selection and creation of the AllOne Mobile Trademark to be placed on the Combined Software, and AllOne shall be the sole owner of any Proprietary Rights related thereto.  The parties shall use commercially reasonable efforts to include the brand “Secured by Diversinet” on the Combined Software.  All Proprietary Rights in the words “Secured by Diversinet” shall remain the exclusive property of Diversinet.  In the event that a Customer requires private labeling, the parties shall use commercially reasonable efforts to include the brand, “Provided by AllOne (or its Affiliates), Secured by Diversinet (or its Affiliates)” or similar identifiers on the Combined Software.  The parties however agree to work together and be jointly responsible for the implementation of marketing for the Combined Software and Diversinet will support such efforts as reasonably requested.  Unless as mutually agreed to in writing, each party shall be responsible for its own costs, including but not limited to direct sales costs, support costs, and travel, relating to fulfillment of its obligations under this Agreement.

b)

Right to Use.  The parties each grant to the other the limited permission and license to use, reproduce and display their respective trademarks, service marks, product designations and logos solely in connection with the marketing of the Combined Software and solely in accordance with each party’s respective trademark guidelines.

4.

Contracting.

a)

License Alternatives.  Pursuant to the terms of this Agreement, the parties may license the Combined Software as an ASP Model, a PSM, or a Conversion Model.  The preference as to model will be determined by what is in the best interests of the respective Customer.  All licenses of the Combined Software, regardless of the model in which they are licensed, are subject to the requirements of this Agreement.

b)

License of Components of the Combined Software.  Subject to terms of the Agreement and with the prior written consent by both parties, which consent shall not be unreasonably withheld, either party may license components of the Combined Software as follows:

(1)

Where Customers not in the Mobile PHR Market or the AllOne Mobile Market seek to use a component of the Combined Software (excluding the Security Authentication Products), AllOne and Diversinet may license such component to the Customer and the incremental Revenue collected from the Customer will then be shared pursuant to the terms of this Agreement.

By way of example, if a Customer has a web-based repository for non-health related information and wishes to purchase certain aspects of the AllOne Software or the Combined Software, exclusive of Diversinet’s Security Authentication Products, to allow users of the Customer’s repository to securely store health-related information, then Diversinet and AllOne may license such component to the Customer and the incremental Revenue collected from the Customer will then be shared pursuant to the terms of this Agreement.

(2)

Where Customers seek to add only security and authentication capabilities using Diversinet’s Security Authentication Products, AllOne shall have the ability to sell Diversinet’s Security Authentication Products pursuant to the terms and conditions of a Commission Agreement, in the form attached hereto as Exhibit E (the “Commission Agreement”).

By way of example, if AllOne’s Sales Activities lead to the sale or license of any product offered by Diversinet which is not covered by the Revenue share set forth on Exhibit C of this Agreement (such as the Security Authentication Products), AllOne will earn commissions as more fully set forth in the Commission Agreement.

c)

End User Contracts.

(1)

United States End Users.  When licensing the Combined Software or a component of the Combined Software, excluding Diversinet’s Security Authentication Products, to United States End Users, the Combined Software license agreements for each End User will be solely managed by AllOne using marketing materials, End User communications, and agreements that are mutually agreed to by the parties, and AllOne shall collect the Revenue from the Customer which will then be shared pursuant to the terms of this Agreement.

(2)

Non-United States End Users.  When licensing the Combined Software to non-United States End Users, the Combined Software license agreements for each End User will be solely managed by Diversinet using marketing materials, End User communications, and agreements that are mutually agreed to by the parties and Diversinet shall collect the Revenue from the Customer which will then be shared pursuant to the terms of this Agreement.

5.

Support.

a)

Dedicated Resources.  Each party will fund and dedicate appropriate resources needed to fulfill its respective responsibilities under this Agreement, at no cost to the other party.  The parties will use commercially reasonable efforts to coordinate all activities discussed herein.

b)

Technical Support.  AllOne will provide First Level Support directly or through its contractors, to all BCNEPA Health Plan Members.  As may be requested by any non-BCNEPA Health Plan Members and agreed to in writing by AllOne, AllOne may provide First Level Support, in its reasonable and sole discretion and directly or through its contractors, to all End Users.  Except as provided in Section 10(d), Diversinet will not have any duty, liability, or responsibility, and that Diversinet shall not accept any direct contractual responsibility for any End Users with respect to any warranties or support of the Software unless expressly agreed to in writing by Diversinet.  However, if AllOne believes after reasonable investigation, that support issues may only be resolved by Diversinet or are likely due to flaws, bugs, problems, deficiencies, errors or intrusions in the Diversinet Software (“Errors”), AllOne shall have the right to inform Diversinet thereof and Diversinet agrees to provide the necessary support as set forth in Exhibit D.  The parties will work together to develop an integrated maintenance delivery program for Combined Software Upgrades to any End Users.  Each party will be responsible for their internal support costs.  The parties agree that First Level Support for BCNEPA Health Plan Members by AllOne and Second Level Support is an integral part of this Agreement and failure to provide support by either party may be considered a material breach depending upon the circumstances related to such failure.  In providing Second Level Support, the parties agree to work together to address this as necessary and as related to the particular circumstances involved in the Second Level Support request.

c)

Other Support and Ownership.  As the parties may agree to from time to time and pursuant to the terms of a separate Statement of Work, Diversinet may update, change, revise, or make derivative works of AllOne Software either used in connection with the Combined Software or alone, and any and all rights in any such updates, changes, revisions, or derivative works in or to either the AllOne Software made by Diversinet itself or others, including but not limited to any Proprietary Rights, shall be deemed exclusively and solely owned by AllOne.  Diversinet may update, change, revise, or make derivative works of Diversinet Software either used in connection with the Combined Software or alone, and any and all rights in any such updates, changes, revisions, or derivative works in or to either the Diversinet Software made by Diversinet itself or others, including but not limited to any Proprietary Rights, shall be deemed exclusively and solely owned by Diversinet.  If Diversinet Software is modified at the request of and paid for by AllOne pursuant to a Statement of Work in conjunction with the Combined Software, the parties will assess ownership and licensing on a case-by-case basis.

d)

Upgrades.  Unless otherwise mutually agreed upon by the parties in writing, during the Term of this Agreement, Diversinet will provide two Major Product Upgrades per year for the Combined Software at no cost to AllOne, with one in the second calendar quarter and one in the fourth calendar quarter of each year.  Diversinet and AllOne will work together to identify the scope and direction of upcoming Major Product Upgrades based on sales, service and application input from both parties, and will jointly agree upon the scope of each upgrade.  Once the scope is agreed to by both parties, Diversinet will use its commercially reasonable efforts to ensure that the release dates and timetables are met.  Should release dates and timetables be unattainable, Diversinet shall inform AllOne as to the delay and Diversinet and AllOne shall mutually agree as to revised release dates and timetables.  Major Product Upgrades may require a vault database migration and a download of new mobile clients to take advantage of new features.  This may result in a statement of work to cover the costs of customizing the new clients (such statement of work shall be mutually agreed upon by the parties in writing).  Additional upgrades and releases may be requested by AllOne and will be furnished by Diversinet at a price to be determined prior to the development through a separate statement of work.  The effort for carrier/network certification is not included in the Major Product Upgrades as Diversinet has no control over the schedule for the carriers/network providers.  AllOne may choose not to certify the application by carrier/network provider.

6.

Fees.  In consideration of the licenses, ongoing support, and services to be provided hereunder, AllOne will pay to Diversinet the Annual Minimum Commitment, the BCNEPA Annual Minimum Commitment and the parties shall share Revenues as set forth in Exhibit C.

7.

Non-competition. Non-competition; Non-solicitation.  This Section 7 shall not apply if: (i) this Agreement is terminated pursuant to Section 9d) (No Fault Termination); or (ii) the Agreement expires at the end of the Term.  Furthermore, upon a termination of this Agreement pursuant to Section 9b) (Termination for Cause), this Section 7 shall not apply to the non-breaching party that has terminated this Agreement; provided however, that the breaching party shall be bound by this Section 7.

a)

During the Term of this Agreement and for a period of one year thereafter (the “Non-Compete Period”), each party agrees not to, and shall cause its Affiliates not to, directly or indirectly, anywhere in the world, conduct, manage, operate, engage in, have an ownership interest in any business or enterprise engaged in any Sales Activities, that are competitive with the Combined Software or the business of AllOne (on the one hand) or Diversinet (on the other hand) or its respective Affiliates (the “Business”).

b)

During the Non-Compete Period, each party shall not, and shall cause its Affiliates not to, design, develop or implement a solution for or from a third party, or assist a third party in designing, developing or implementing a solution, which is competitive with the Combined Software.

c)

During the Non-Compete Period, each party shall not, and shall cause its Affiliates not to, directly or indirectly, call-on, solicit or induce, or attempt to solicit or induce, or assist any third party in attempting to solicit or induce, any Customer or other business relation, including vendors or partners of the other party or its Affiliates, for the provision of products or services related to the Combined Software or the Business or in any other manner that would otherwise interfere with business relationship between the other party and its Customers and other business relations.

d)

During the Non-Compete Period, each party shall not, and shall cause its Affiliates not to, directly or indirectly, call-on, solicit or induce, or attempt to solicit or induce, or assist any third party in attempting to solicit or induce, any employee or staff of the other party or its Affiliates to leave the employ of the other party or its Affiliates for any reason whatsoever, nor shall each party offer or provide employment (whether such employment is for the party or any other business or enterprise), either on a full-time basis or part-time or consulting basis, to any person who then currently is, or who within twelve (12) months immediately prior thereto was, an employee of or staffed with the party or its Affiliates.

e)

Each party acknowledges and agrees that the provisions of this Section are reasonable and necessary to protect the legitimate business interests of the other party.  The parties shall not contest that the remedies at law for any breach or threat of breach by it or any of its Affiliates of the provisions of this Section will be inadequate, or that a party may be entitled to an injunction or injunctions to prevent breaches of the provisions of this Section and to enforce specifically such terms and provisions, in addition to any other remedy to which a party may be entitled at law or equity.  The restrictive covenants contained in this Section are covenants independent of any other provision of this Agreement or any other agreement between the parties hereunder and the existence of any claim which one party may allege against the other party under any other provision of the Agreement or any other agreement will not prevent the enforcement of these covenants.  If any of the provisions contained in this Section shall for any reason be held to be excessively broad as to duration, scope, activity or subject, then such provision shall be construed by limiting and reducing it, so as to be valid and enforceable to the extent compatible with the applicable law or the determination by a court of competent jurisdiction.

8.

Escrow Agreement.  The parties have entered into an escrow agreement (the “Escrow Agreement”) with respect to the Escrowed Software with a nationally recognized escrow agent in the United States which requires that the parties regularly deposit the current and complete source code and supporting programming and maintenance documentation for the Escrowed Software, as required with each Major Product Upgrade.  Upon a triggering event set forth in Section 8(a), Diversinet shall be obligated to deposit the current and complete source code and supporting programming and maintenance documentation for each Upgrade that is not already included in the Escrowed Software.  The Escrow Agreement dated as of September __, 2008 is attached hereto as Exhibit F.  AllOne and Diversinet shall each pay half of the costs associated with creating and maintaining the escrow account.  The Escrow Agreement provides, among other things, for the release of such Escrowed Software to either AllOne or Diversinet according to the following terms.

a)

Escrowed Software Release.  If any of the following occur, then the Escrowed Software shall be released to AllOne in accordance with the procedures set out in the Escrow Agreement:

•

If Diversinet breaches a material term of this Agreement and fails to cure such breach such that AllOne has the right to terminate this Agreement; or

•

Following a Change in Control of Diversinet, where the party acquiring control breaches a material term of this Agreement; or

•

Following a Change in Control of Diversinet to a Competitor if AllOne terminates this Agreement as provided in Section 9(c); or

•

If Diversinet or its successor in interest liquidates, dissolves or otherwise ceases to do business in the ordinary course; or

•

If Diversinet fails to, either directly or through the services of another person, provide maintenance and support of the Combined Software as required herein that is not remedied within sixty (60) days after its receipt of written notice of such failure.

a)

Upon Release.  In the event that the Escrowed Software is released under the terms of this Section, AllOne may use and create Upgrades to the Escrowed Software for the same duration of any license to any End User.

2.

Term and Termination.

a)

Term.  The Term of this Agreement commences on the Effective Date and will remain in full force and effect through the fifth anniversary of the Effective Date.  Thereafter, upon mutual agreement of the parties, the Agreement may be renewed for successive five-year terms.  Notwithstanding the foregoing, unless otherwise agreed by the parties, any increase to the fees for any renewal term shall be based on the cumulative annual increase to the Consumer Price Index – US Cities for the prior term period, not to exceed four percent (4%) per annum.

b)

Termination for Cause.  Either party may terminate this Agreement for cause (including without limitation payment of fees or Revenue) upon immediate written notice if the other party fails to cure a material breach of a material term more than sixty (60) days after delivery of written notice by the terminating party stating its intent to terminate and reasonably describing the breach.  In the event that the non-terminating party fails to timely cure the breach, this Agreement shall be deemed terminated as of the date of issuance of written notice by the terminating party acknowledging the non-terminating party’s failure to cure within sixty (60) days of the prior notice.  Upon termination pursuant to this provision, by AllOne, Diversinet shall promptly return to AllOne a pro rata portion of the most recent BCNEPA AMC payment and AMC payment paid to Diversinet prior to the Termination Date equal to the percentage obtained by taking the number of days between the Termination Date and the date the next BCNEPA AMC payment or AMC payment, as applicable, would have been due and dividing that number by 90.

c)

Change in Control of Diversinet.  At any time during the Term of this Agreement, in the event that Diversinet experiences a Change in Control and the party taking control of Diversinet is a Competitor of AllOne, AllOne may terminate this Agreement upon one hundred and eighty (180) days written notice to Diversinet.  AllOne shall only be required to pay a pro rata portion of the final BCNEPA AMC payment and final AMC payment due prior to the Termination Date equal to the percentage obtained by taking the number of days from the final BCNEPA AMC payment and final AMC payment, as applicable, until the Termination Date and dividing that number by 90.  AllOne shall have no further obligation to pay the BCNEPA AMC amounts or the AMC amounts due after the Termination Date.  During the notice period, the parties will work in good faith to transition any End Users as needed.  All sublicenses, End User license agreements and other rights properly granted to End Users prior to such expiration or termination shall remain in effect in accordance with the terms of each applicable agreement until the end of the term of each End User license agreement, subject to any future fees due to Diversinet for such usage.  Immediately upon any termination or expiration of this Agreement, AllOne will provide Diversinet with a list of End User contracts.  Diversinet will use such information only for purposes of this Agreement and not for any other purposes. AllOne shall have the right to continue providing services to existing AllOne Customers in accordance with the terms of their then-existing licenses.  AllOne will continue to make payments to Diversinet as required under the then-existing licenses.

d)

No Fault Termination.  After September 2, 2011, if, through no fault of either party, market conditions, law or regulation, or technology make the Combined Software product obsolete or unable to be sold, AllOne may terminate this Agreement upon one hundred eighty (180) days notice to Diversinet.  After termination pursuant to this provision, the parties shall have no further financial or operational obligations other than the other than fees due up to the time of termination.  Notwithstanding the foregoing, AllOne shall only be required to pay a pro rata portion of the final BCNEPA AMC payment and final AMC payment due prior to the Termination Date equal to the percentage obtained by taking the number of days from the final BCNEPA AMC payment and final AMC payment, as applicable, until the Termination Date and dividing that number by 90.  AllOne shall have no further obligation to pay the BCNEPA AMC amounts or the AMC amounts due after the Termination Date.

e)

Termination pursuant to Section 11.  AllOne may terminate this Agreement pursuant to the terms and conditions set forth in Sections 11(b) and 11(c) of this Agreement.  Diversinet may terminate this Agreement pursuant to the terms and conditions set forth in Section 11(a) of this Agreement.  Termination in accordance with Section 11 shall be effective immediately upon such notice.

f)

Effect of Termination on License.  The rights granted under the license set forth in Section 2 shall immediately terminate as of the Termination Date for anyone not an End User as of the Termination Date.  Notwithstanding the foregoing and following the Termination Date, either party may continue to use the Diversinet Software and Diversinet Documentation or the AllOne Software and AllOne Documentation, respectively, solely to support End Users of the Combined Software that exist as of the Termination Date and such termination shall not affect the rights of any End Users of the Combined Software to continue using the Combined Software and Combined Documentation in accordance with the terms of their licenses then in effect.

g)

Effect of Termination on Fees/Revenues.  AllOne shall have no further obligation to pay the BCNEPA AMC amounts or the AMC amounts due after the Termination Date.  Further, upon termination of this Agreement, Diversinet shall promptly return to AllOne a pro rata portion of the most recent BCNEPA AMC payment and AMC payment paid to Diversinet prior to the Termination Date equal to the percentage obtained by taking the number of days between the Termination Date and the date the next BCNEPA AMC payment or AMC payment, as applicable, would have been due and dividing that number by 90.  Notwithstanding the foregoing, the shared Revenues as set forth in Exhibit C shall continue until such time as the End User is no longer using the Combined Software.

h)

Effect of Expiration of Agreement.  Notwithstanding anything contained in this Agreement to the contrary, if this Agreement expires at the end of the Term (the “Expiration Date”), AllOne shall have the option, in its sole discretion, upon written notice to Diversinet, to either (1) extend the Agreement for a period of one year after the Expiration Date, under the same terms and conditions as Contract Year 5, including but not limited to the payment of the BCNEPA AMC amounts and AMC amounts in Contract Year 5 as listed in Exhibit C; or (2) extend the Agreement for a period of one year after the Expiration Date, under the same terms and conditions as Contract Year 5, except, that (i) the licenses granted hereunder shall be non-exclusive; and (ii) AllOne shall have no obligation to pay any BCNEPA AMC amounts or AMC amounts.

i)

Notice of Change in Control.  During the Term of this Agreement, Diversinet agrees to disclose to AllOne, in writing, within twenty (24) hours of the receipt of any written offer, that if completed, would constitute a Change in Control.  Diversinet’s disclosure shall contain the identity of the party/parties to the executed instrument or correspondence, and shall, to Diversinet’s knowledge, list all of the party’s/parties’ subsidiaries and Affiliates.  AllOne agrees to treat as confidential the identity of the parties disclosed in connection with this Section of the Agreement.

j)

Survival of Certain Terms.  The provisions of Sections 1, 2(d), 2(e), 3(b), 7, 8, 9, 10, 11, 12, 13, 14, 16, 19, 20, 21, 22, 23, 26, 27 and 28 of this Agreement shall survive the termination of this Agreement for any reason.  All other rights and obligations of the parties shall cease upon termination of this Agreement.

3.

Warranties.

a)

Each party represents and warrants that it has all required powers and authority to enter into this Agreement;

b)

Each party represents and warrants that entering into this Agreement and the performance of the obligations hereunder will not give rise to a breach of, or otherwise materially conflict with, the terms of any other agreement to which it is a party;

c)

Each party represents and warrants that all support services or other services provided hereunder will be performed in a professional and workmanlike manner;

d)

Diversinet represents and warrants that:  (i) the Diversinet Software will perform in accordance with the Diversinet Documentation, (ii) the Diversinet Software and Diversinet Documentation do not infringe or violate any third party Proprietary Rights; (iii) the Diversinet Software does not contain any code or other element that: (A) would disrupt, disable, harm, restrict or otherwise impede in any manner, including aesthetic disruptions or distortions, the operation of the Diversinet Software or the Combined Software, or any other software, firmware, hardware, computer system or network; (B) would disable or impair the Diversinet Software or the Combined Software, or any other software, firmware, hardware, computer systems or networks in any way where such disablement or impairment is caused by the elapsing of a period of time, exceeding an authorized number of copies, advancement to a particular date or other numeral (sometimes referred to as ‘time bombs,’ ‘time locks,’ or ‘drop dead’ devices); (C) would permit the other party or any party to access the Diversinet Software or the Combined Software, or any other software, firmware, hardware, computer systems or networks to cause such disablement or impairment (sometimes referred to as ‘traps,’ ‘access codes’ or ‘trap door’ devices); (D) contains any other similar harmful, malicious or hidden procedures, routines or mechanisms which would restrict the functionality of such programs or cause such programs to cease functioning or to damage or corrupt data, storage media, programs, equipment or communications, or otherwise interfere with operations; and (iv) Diversinet will allow AllOne to join Diversinet in any legal action that would require Diversinet to be a party to a suit by AllOne to enforce any of its rights to the Diversinet Software or the Combined Software.

e)

EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, DIVERSINET IS PROVIDING THE DIVERSINET SOFTWARE AND DIVERSINET DOCUMENTATION “AS IS” AND WITHOUT ANY WARRANTY, AND EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, DIVERSINET HEREBY DISCLAIMS ALL WARRANTIES WITH RESPECT TO THE DIVERSINET SOFTWARE AND DIVERSINET DOCUMENTATION, WHETHER EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

f)

AllOne represents and warrants that:  (i) the AllOne Software will perform in accordance with the AllOne Documentation, (ii) the AllOne Software and AllOne Documentation do not infringe or violate any third party Proprietary Rights; (iii) the AllOne Software does not contain any code or other element that: (A) would disrupt, disable, harm, restrict or otherwise impede in any manner, including aesthetic disruptions or distortions, the operation of the AllOne Software or the Combined Software, or any other software, firmware, hardware, computer system or network; (B) would disable or impair the AllOne Software or the Combined Software, or any other software, firmware, hardware, computer systems or networks in any way where such disablement or impairment is caused by the elapsing of a period of time, exceeding an authorized number of copies, advancement to a particular date or other numeral (sometimes referred to as ‘time bombs,’ ‘time locks,’ or ‘drop dead’ devices); (C) would permit the other party or any party to access the AllOne Software or the Combined Software, or any other software, firmware, hardware, computer systems or networks to cause such disablement or impairment (sometimes referred to as ‘traps,’ ‘access codes’ or ‘trap door’ devices); (D) contains any other similar harmful, malicious or hidden procedures, routines or mechanisms which would restrict the functionality of such programs or cause such programs to cease functioning or to damage or corrupt data, storage media, programs, equipment or communications, or otherwise interfere with operations; and (iv) AllOne will allow Diversinet to join AllOne in any legal action that would require AllOne to be a party to a suit by Diversinet to enforce any of its rights to the AllOne Software or the Combined Software.

g)

EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, ALLONE IS PROVIDING THE ALLONE SOFTWARE AND ALLONE DOCUMENTATION “AS IS” AND WITHOUT ANY WARRANTY, AND EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, AND ALLONE HEREBY DISCLAIMS ALL WARRANTIES WITH RESPECT TO THE ALLONE SOFTWARE AND ALLONE DOCUMENTATION, WHETHER EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

4.

Indemnification.

a)

Indemnification by Diversinet.  Diversinet agrees, at its own expense, to defend or to settle, at its option, any claim or action brought against AllOne to the extent (i) arising from breach of a representation or warranty made by Diversinet hereunder, (ii) based on a claim that the Diversinet Software, as used within the scope of this Agreement, infringes any patent, copyright or trade secret right of any third party, or (iii) that such claim or action arises from the Combined Software becoming inoperable, not performing as represented or becoming inaccessible, attributable to an error or failure of the Diversinet Software, and to indemnify AllOne against any and all damages and costs, including legal fees, that a court awards against AllOne under any such claim or action; provided that AllOne provides Diversinet with (A) prompt written notice of such claim or action, (B) sole control and authority over the defense or settlement of such claim or action and (C) proper and full information and reasonable assistance to defend and/or settle any such claim or action, provided however that, Diversinet shall not settle any claim or action without the express written approval of AllOne, which consent shall not be unreasonably withheld.  Diversinet shall obtain a fully executed release in favor of AllOne and its affiliates, including Hospital Service Association of Northeastern Pennsylvania.  In the event of a claim of infringement, Diversinet shall have the option, at its expense to: 1) procure for AllOne the right to continue using the infringing Diversinet Software and Diversinet Documentation, 2) replace such Diversinet Software and Diversinet Documentation with a substantially similar non-infringing product, 3) modify such Diversinet Software and Diversinet Documentation to make it non-infringing without materially affecting functionality, or 4) terminate this Agreement with written notice to AllOne.  After termination pursuant to 4) above, the parties shall have no further financial or operational obligations other than the quarterly pro-ration of the shared Revenue as discussed in Exhibit C, if any.  AllOne shall have no further obligation to pay the BCNEPA AMC amounts or the AMC amounts due after the Termination Date.  Further, upon termination pursuant to this provision, Diversinet shall promptly return to AllOne a pro rata portion of the most recent BCNEPA AMC payment and AMC payment paid to Diversinet prior to the Termination Date equal to the percentage obtained by taking the number of days between the Termination Date and the date the next BCNEPA AMC payment or AMC payment, as applicable, would have been due and dividing that number by 90.  If 1), 2), 3) or 4) above are not able to be accomplished in a commercially reasonable time period, Diversinet shall make payment to AllOne of an amount equal to all license fees paid by AllOne to Diversinet under this Agreement during the previous twelve months and accept return of such Diversinet Software and Diversinet Documentation.

b)

Indemnification by AllOne.  AllOne agrees, at its own expense, to defend or to settle, at its option, any claim or action brought against Diversinet to the extent (i) arising from breach of a representation or warranty made by AllOne hereunder, (ii) based on a claim that the AllOne Software, as used within the scope of this Agreement, infringes any patent, copyright or trade secret right of any third party, or (iii) that such claim or action arises from the Combined Software becoming inoperable, not performing as represented or becoming inaccessible, attributable to an error or failure of the AllOne Software, and to indemnify Diversinet against any and all damages and costs, including legal fees, that a court awards against Diversinet under any such claim or action; provided that Diversinet provides AllOne with (A) prompt written notice of such claim or action, (B) sole control and authority over the defense or settlement of such claim or action and (C) proper and full information and reasonable assistance to defend and/or settle any such claim or action, provided however that, AllOne shall not settle any claim or action without the express written approval of Diversinet, which consent shall not be unreasonably withheld.  In the event of a claim of infringement, AllOne shall have the option, at its expense to: 1) procure for Diversinet the right to continue using the infringing AllOne Software and AllOne Documentation, 2) replace such AllOne Software and AllOne Documentation with a substantially similar non-infringing product, 3) modify such AllOne Software and AllOne Documentation to make it non-infringing without materially affecting functionality, or 4) terminate this Agreement with written notice to Diversinet.  After termination pursuant to 4) above, the parties shall have no further financial or operational obligations other than the quarterly pro-ration of the shared Revenue as discussed in Exhibit C, if any.  AllOne shall have no further obligation to pay the BCNEPA AMC amounts or the AMC amounts due after the Termination Date.  Further, upon termination pursuant to this provision, Diversinet shall promptly return to AllOne a pro rata portion of the most recent BCNEPA AMC payment and AMC payment paid to Diversinet prior to the Termination Date equal to the percentage obtained by taking the number of days between the Termination Date and the date the next BCNEPA AMC payment or AMC payment, as applicable, would have been due and dividing that number by 90.  If 1), 2), 3) or 4) above are not able to be accomplished in a commercially reasonable time period, AllOne shall make payment to Diversinet of an amount equal to all license fees paid by Diversinet to AllOne during the previous twelve months, and accept return of such AllOne Software and AllOne Documentation.

c)

Infringement by Combined Software.  To the extent that a claim or action is brought against Diversinet and/or AllOne alleging that the Combined Software, as used within the scope of this Agreement, infringes a patent, copyright or trade secret right of a third party, the parties agree to work together, as necessary and in good faith, in the defense of such claim or action.  Notwithstanding the foregoing, AllOne shall have sole control and authority over the defense of any claim or action brought in the United States and Diversinet shall have sole control and authority over the defense of any claim or action brought outside the United States.  Each party agrees to provide the other party with proper and full information and reasonable assistance to defend and/or settle any such claim or action.  Neither party shall settle any such claim or action without the express written approval of the other party, which consent shall not be unreasonably withheld.  The parties agree to share equally in the total cost of analyzing, defending and settling such claim or action on a current basis including, by way of example and not limitation, legal fees and costs, and damages, license and/or settlement fees, whether incurred in defense of a claim or action brought against AllOne and/or a claim or action brought against Diversinet.  In response to such claim or action, the parties may agree to contest such claim or action, procure the right to continue using the Combined Software, or modify/replace such Combined Software to make it non-infringing.  If within the first sixty (60) days after the Effective Date, in response to such claim or action, or if AllOne determines that the Combined Software, as used within the scope of this Agreement, poses unacceptable risk of infringement of a patent, copyright or trade secret right of a third party, AllOne may terminate this Agreement with written notice to Diversinet.  If after the first sixty (60) days from the Effective Date, in response to such claim or action, and if neither party can 1) procure for the other the right to continue using the infringing Combined Software and Combined Software Documentation, 2) replace such Combined Software and Combined Software Documentation with a substantially similar non-infringing product, or 3) modify such Combined Software and Combined Software Documentation to make it non-infringing without materially affecting functionality, either party may terminate this Agreement with written notice to the other party.  After such termination, the parties shall have no further financial or operational obligations other than (i) the quarterly pro-ration of the shared Revenue as discussed in Exhibit C, if any, and (ii) any shared costs in accordance with this paragraph.  AllOne shall have no further obligation to pay the BCNEPA AMC amounts or the AMC amounts due after the Termination Date.  Further, upon termination pursuant to this Section, Diversinet shall promptly return to AllOne a pro rata portion of the most recent BCNEPA AMC payment and AMC payment paid to Diversinet prior to the Termination Date equal to the percentage obtained by taking the number of days between the Termination Date and the date the next BCNEPA AMC payment or AMC payment, as applicable, would have been due and dividing that number by 90.  Notwithstanding the foregoing, if AllOne terminates this Agreement in accordance with this Section and within sixty (60) days of the Effective Date, Diversinet shall promptly refund to AllOne $4,500,000.

d)

Exceptions.  Notwithstanding the provisions of this Section, Diversinet will have no liability to the extent that any such claim would have been avoided but for (a) use of the Diversinet Software with any other products not provided by Diversinet (other than use in the Combined Software in accordance with the terms of this Agreement) or (b) modification of the Software by any party other than Diversinet after delivery of such Software by Diversinet.  Notwithstanding the provisions of this Section, AllOne will have no liability to the extent that any such claim would have been avoided but for (a) use of the AllOne Software with any other products not provided by AllOne (other than use in the Combined Software in accordance with the terms of this Agreement) or (b) modification of the AllOne Software by any party other than AllOne after delivery of such AllOne Software by AllOne.

5.

Limitation of Liability.  WITH THE SOLE EXCEPTION OF EITHER INDEMNIFICATION UNDER PARAGRAPH 11 AS RELATED TO ANY ALLEGED OR ACTUAL INFRINGEMENT OF ANY PROPRIETARY RIGHTS OF A THIRD PARTY OR ANY CLAIM BY ANY THIRD PARTY FOR WHICH THERE SHALL BE NO LIMITATION ON LIABILITY, THE FOREGOING PROVISIONS STATE THE ENTIRE LIABILITY AND OBLIGATIONS OF THE PARTIES.  NEITHER PARTY’S LIABILITY ARISING OUT OF THIS AGREEMENT TO THE OTHER SHALL EXCEED $3,000,000.  IN NO EVENT SHALL EITHER PARTY BE LIABLE FOR LOST PROFITS, OR ANY CONSEQUENTIAL, SPECIAL, INCIDENTAL, OR INDIRECT DAMAGES, HOWEVER CAUSED AND ON ANY THEORY OF LIABILITY (INCLUDING TORT OR STRICT LIABILITY), ARISING OUT OF THIS AGREEMENT.

6.

Confidential Information. The parties may receive information either from the other party or from their respective clients that is, due to the nature of such information, reasonably understood to be Confidential/Proprietary Information.

a)

Definition of Confidential/Proprietary Information.  For purposes of this Agreement, “Confidential/Proprietary Information” means any materials, documents or information regarding the company’s business or prospective business opportunities, assets, operations, finances, technology and Customers that are treated as proprietary or confidential or any other materials, documents or information that are treated as proprietary or confidential by either party or by their respective clients, including without limitation, all nonpublic information, financial, marketing, research and development, organizational, technical, merger or acquisition information, information relating to released or unreleased software or hardware products, source code, technical and proprietary information, trade secrets, marketing or promotion information, business policies or practices, and information received from third parties, including but not limited to any client of either party, and all personal and medical information of AllOne’s Customers and clients.  Except as required under Section 13d), the parties shall treat this Agreement and all information contained herein as Confidential/Proprietary Information (including without limitation any Exhibits and Attachments hereto). Confidential/Proprietary Information includes not only written information but also information transferred orally, visually, electronically, or by other means.  All Diversinet Software and Diversinet Documentation shall be Confidential/Proprietary Information of Diversinet.  All AllOne Software and AllOne Documentation shall be Confidential/Proprietary Information of AllOne.  All Combined Software and Combined Software Documentation shall be treated as the Confidential/Proprietary Information of the other party.

b)

Treatment of Confidential/Proprietary Information.  Upon receipt of any Confidential/Proprietary Information, the receiving party agrees that the receiving party will exercise the same degree of care it uses to protect its own Confidential/Proprietary Information of like importance, but in no event shall it use less than reasonable care.  In addition, the receiving party shall not (i) distribute or disclose the Confidential/Proprietary Information to any other person; (ii) permit any other person to have access to the Confidential/Proprietary Information; (iii) use the Confidential/Proprietary Information for any purpose other than the performance of this Agreement; or (iv) disclose to any other person that a party has received Confidential/Proprietary Information.

c)

Effect on Subsidiaries, Agents, Employees, and Others.  The parties agree that Confidential/Proprietary Information disclosed to either party by any subsidiary and/or agent of the other party is covered by this Agreement and that they shall take all steps requested by the other from time to time to enforce these obligations of confidentiality and non-use, including without limitation requests to have their representatives, employees, contractors, or agents execute a separate Confidentiality Agreement consistent with the terms and obligations of this Agreement.  Notwithstanding the foregoing, each party shall restrict access to the Combined Software only to (i) full-time employees or contractors who need to have access to the Combined Software in order to exercise its rights under this Agreement or (ii) clients or end users bound by an agreement as described in this Agreement.  Each party shall use commercially reasonable efforts to prevent, prosecute and enjoin any actual or threatened unauthorized copying, use or disclosure of the Combined Software.

d)

Required Disclosures.  In the event that either party or its Affiliate is required by law, regulation or court order to disclose any Confidential/Proprietary Information of the other (including without limitation this Agreement and/or any Exhibits and Attachments hereto), the disclosing party shall promptly notify the other in writing prior to making such disclosure in order to assist that party to seek a protective order or other appropriate remedy from the proper authority, including marking certain provisions of the Agreement so as to be unreadable to avoid prejudice to the non-disclosing party.  Both parties agree to cooperate with the other in seeking such court order or other remedy, and further agrees that if a court order or other remedy is not successfully obtained it will furnish only that portion of the other party’s Confidential/Proprietary Information that is legally required and will exercise all reasonable efforts to obtain reliable assurances that confidential treatment will be accorded the Confidential/Proprietary Information.

e)

Exceptions to Obligations of Confidentiality.  Notwithstanding anything to the contrary above, the foregoing obligations of non-use and nondisclosure shall not apply to any information that (a) has been disclosed in other publicly available sources as shown by written publication of such information; (b) is, through no fault of the party receiving the information, thereafter disclosed in a written publicly available source; (c) is in rightful possession of the party receiving the information without an obligation of confidentiality as shown by written records of the receiving party; (d) is required to be disclosed by operation of law so long as the disclosing party gives prompt written notice prior to such disclosure and follows the procedures of paragraph (d) above; or (e) can be demonstrated in written records to have been independently developed by the receiving party without reference to information disclosed by the other party hereunder.

f)

Liability. Diversinet and AllOne each agree to be responsible for any breach of their obligations under this Agreement by their respective representatives, employees, contractors, and agents and each party agrees to comply, at its own expense, with any and all applicable laws, statutes, rules and ordinances relating to the performance of its obligations under this Section.

g)

Remedies.  Any breach of the terms of this Section is a breach of this Agreement which may cause irreparable harm to the non-breaching party.  Any such breach shall entitle the non-breaching party to injunctive relief in addition to all legal remedies.

7.

Relationship of the Parties as Separate Entities.  It is expressly understood and agreed that Diversinet and AllOne are separate legal entities, and the relationship established herein is that of an independent contractor.  Nothing contained in this Agreement shall be deemed or construed by the parties hereto, nor by any third party, as creating any partnership or joint venture relationship between the parties hereto.  Nothing in this Agreement shall constitute or permit either party to execute on behalf of the other any contract or other document, or to bind or otherwise obligate the other party.  Neither party is an agent or employee of the other and neither has any right nor any authority to assume or create any obligation of any kind, express or implied, on behalf of the other, nor shall the acts or omissions of either create any liability for the other.  Except as provided herein, the parties further agree that neither party shall obligate or purport to obligate the other by issuing or making any affirmations, representations, warranties or guaranties with respect to the other party or their products or services.

8.

Costs and Expenses.  Except as otherwise provided herein, the parties agree that they each shall pay their respective costs and expenses and legal fees incurred in connection with this Agreement.

9.

Notification.  All notices, waivers or other communications permitted or required to be given by either party in accordance with the provisions of this Agreement shall be in writing and shall be deemed duly given:  (a) when delivered, if by hand delivery; (b) when sent, if by facsimile during the business hours of recipient, with confirmation of receipt; (c) the next day, if sent via a reputable overnight courier such as FedEx; or (d) on the fifth day following deposit with the U.S. or Canadian mail, certified, postage prepaid, return receipt requested, and addressed as follows:

If to Diversinet:

Diversinet Corp.

2235 Sheppard Avenue East

Suite 1700

Toronto, Canada M2J 5B5

Attn:  Chief Executive Officer

Facsimile:  416-756-7346

If to AllOne:

AllOne Mobile Corporation

19 North Main Street

Wilkes-Barre, PA  18711-0302

Attn:  Chief Executive Officer

Facsimile:  570-200-6780

Any party may, from time to time by notice in writing given pursuant to the terms hereof, change its address for the purpose of this Agreement.

10.

Assignment. Neither party shall assign any of its rights, obligations or privileges (by operation of law or otherwise) hereunder without the prior written consent of the other party, which shall not be unreasonably withheld.  Any assignment in violation of this Section 17 shall be void ab initio.  Subject to the other terms and provisions of this Agreement, either party may assign this Agreement to any entity that acquires all or substantially all of its outstanding equity or assets, or the surviving party in any merger with the assigning party, provided such party agrees in writing to be bound by the terms and conditions contained herein.  The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties.  Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

11.

Amendments and Waivers.  The waiver or failure of any party to enforce any of its rights under this Agreement shall not be deemed to be a waiver of any of such party’s rights in the event of any subsequent breach or breaches of any of the obligations of another party hereunder.  No waiver or amendment by any party hereunder shall be effective unless in writing and signed by such party.

12.

Severability.  If any covenant or other provision of this Agreement is invalid, illegal or incapable of being enforced, by reason of any rule of law or public policy, all other conditions of this Agreement shall nevertheless remain in full force and effect, and no covenant or provision shall be dependent upon any other covenant or provision unless so expressed herein.

13.

Guarantee.  AllOne Parent guarantees to Diversinet the due and punctual performance and observance of all financial obligations of AllOne under this Agreement to the same extent such performance and observance is owed by AllOne.  AllOne Parent shall be entitled to assert and exercise under this provision all of the same defenses, excuses, limitations and other rights of AllOne under this Agreement.

14.

Governing Law and Jurisdiction.  This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the Commonwealth of Pennsylvania without giving effect to principles of conflicts of law.  Each of the parties to this Agreement consents to the exclusive jurisdiction and venue of the courts in and for Luzerne County, Pennsylvania, and the United States District Court for the Middle District of Pennsylvania, USA.

15.

Headings.  The section headings are for convenience only and do not in any way define, limit, or describe the scope of this Agreement or the intent or content of any provision thereof.

16.

Exhibits and Schedules.  All Exhibits and schedules attached to this Agreement are incorporated into this Agreement by reference for all purposes.

17.

Execution of Other Documents.  The parties agree to cooperate to affect the intent and terms of this Agreement and agree to execute such any and other papers or documents required or necessary to effect the terms and obligations contained in this Agreement.

18.

Force Majeure.  In the event that either party is prevented from performing or is unable to perform any of its obligations under this Agreement (other than a payment obligation) due to any Act of God, Act of Terrorism, fire, casualty, flood, earthquake, war, strike, lockout, epidemic, destruction of production facilities, riot, insurrection, material unavailability, or any other cause beyond the reasonable control of the party invoking this Section, and if such party shall have used its best efforts to mitigate its effects, such party shall give prompt written notice to the other party, its performance shall be excused, and the time for the performance shall be extended for the period of delay or inability to perform due to such occurrences.  If, however, either party’s performance is delayed, or it is reasonable to anticipate that performance will be delayed, for a continuous period of two (2) months from the scheduled date of performance, the non-delayed party shall have the right, in its discretion, to terminate the Agreement upon payment to the delayed party for the services performed or fees due up to the time of cancellation.

19.

Entire Agreement.  This Agreement, along with the Exhibits and schedules hereto, contains the entire understanding of the parties and supersedes all previous verbal and written agreements, including the License and Revenue Share Agreement between Diversinet and AllOne Health Group, Inc. dated as of August 31, 2007; there are no other agreements, representations or warranties other than as set forth herein.  Any description sheets or other memoranda concerning this Agreement shall in no way supersede or be controlling over the terms and conditions of this Agreement.

20.

Counterparts.  This Agreement may be executed in one or more counterparts (whether facsimile or original), each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument.

21.

Press Release.  Except as required by law or regulations, neither party shall issue any press release or statement relating to this Agreement without the prior written consent of the other.

#

IN WITNESS WHEREOF, the parties hereto have executed this License and Revenue Agreement.

DIVERSINET CORP.	ALLONE HEALTH GROUP, INC.*	ALLONE MOBILE CORPORATION

Name: Albert Wahbe	Name: William C. Reed	Name: William C. Reed
Title: CEO and Chairman	Title: President and CEO	Title: President and CEO
Fax Number: 416-756-7346	Fax Number: 570-200-6780	Fax Number: 570-200-6780

*  AllOne Health Group, Inc. is executing this Agreement solely with respect to Section 20 hereof.

#

EXHIBIT A

DIVERSINET SOFTWARE DESCRIPTION

The Diversinet Software consists of the Diversinet MobiSecure Client and Wallet application.  It operates in conjunction with server software being offered through the MobiSecure Authentication Service Center (MASC) and associated Vault application as delivered to Customers who license Diversinet Software and to AllOne (to be run by AllOne at AllOne’s premises or such other location as AllOne may elect for an ASP model).  Note: AllOne is responsible for the installation and running of the MASC Appliance and software at AllOne’s premises.

(i) SECURITY AUTHENTICATION PRODUCTS:

MobiSecure Client Description

The MobiSecure Client is a multi-OS, multi-device software client that runs on: i) certain ‘enhanced’ mobile devices; ii) web connected PDA’s; and iii) PC’s to provide two-factor authentication for enterprise resource and on-line commerce remote access.  The MobiSecure token consists of an executable software module and a personalized security credential both provided by the MASC Provisioning Server.  Once installed the MobiSecure Token generates a pseudo-random one-time-password numeric value which may be authenticated using the MASC Validation.

Mobile Authentication Service Center Description (the “MASC Appliance”)

MASC Appliance is hardware that includes two main components consisting of a way to provision the MobiSecure Client to various device classes using available internet and wireless techniques and a way to validate the one-time-passwords (OTP’s) that were generated by the MobiSecure Client on the subscriber’s device.

MASC Provisioning Services

MobiSecure One-Time-Password Tokens are delivered to subscriber devices by MASC Server.  The OEM may order tokens to be delivered to selected subscriber devices by employing the MASC administrative interface or subscribers may self-provision using an automated ordering interface. The Provisioning Server creates appropriate subscriber MobiSecure software packages as well as personalized security credentials.  These are delivered to the subscriber’s device by the MASC Provisioning Server.  The MASC Provisioning Server also tests the validity of each token as well as makes the status of each token order available to the OEM, throughout the process. Once delivery is confirmed, the OEM and subscriber may use the generated one-time-passwords for authentication purposes.

MASC Validation Services

In order to authenticate subscribers, the OEM obtains a current one-time-password value from the subscriber (once the token has successfully been installed on the subscriber’s device).  This value is transmitted to the MASC Validation Server with the token’s unique TokenID for validation over a secure internet channel.  The Validation Server responds with a success/failure indicator.  The OEM may then act upon the access or transaction request based upon the authentication response received from MASC Validation Server. The synchronization feature of MASC Validation Server tests the target tokens and resets appropriate counters to re-establish successful authentication functionality if tokens become out-of-sync.

(ii) MobiSecure Wallet and Vault

The MobiSecure Wallet is a client-side secure container application, which can access or hold confidential personal information, such as user id and access information via fax, email and SMS.  It operates in concert with the MobiSecure Vault, a server-side secure container application, and allows a user to access a host of personal information files. Personal health records, financial information, payment information, entertainment or loyalty information can be accessed in real time, directly from a user’s mobile phone or other hand-held access device.  The MobiSecure Vault provides large file storage and backup to the Wallet and is accessible through web service interfaces and adaptors.

(iii) MASC Maintenance

Routine scheduled maintenance of the MASC Services hardware shall be within the hours of 4:00 A.M and 8:00 A.M Eastern Standard Time, Sundays and Tuesdays.  Diversinet will provide the OEM with at least five (5) days advance notice of upcoming routine scheduled maintenance.  Diversinet will endeavor to provide advance notice of any emergency, non-scheduled maintenance.

#

EXHIBIT B

ALLONE SOFTWARE DESCRIPTION

The AllOne Software will consist of the front end Web software that provides access to the Personal Health Record (PHR) Data as well as the Integration programming required to transform customer data to allow Diversinet to store in the PHR located in the MobiSecure Vault.

The initial AllOne branded software will perform the following web functions:

•

Welcome and Landing pages

•

Login via single sign on or one time password (OTP)

•

Registration via single sign on or OTP

•

Authorizations for PHR data with activity logs

•

Mobile Phone Management (activate/deactivate)

•

Movement of PHR data (Fax function)

•

PHR data view/modification functions

•

Secure messaging functions

•

Client administration functions

Integration software will vary depending on the customer needs and at a minimum will consist of interfaces written to convert flat or relational files into XML formatting.

#

EXHIBIT C

BCNEPA AMC, AMC, REVENUE SHARE,

FEE AND PAYMENT SCHEDULE

1.

Annual Minimum Commitment.  During the Term of the Agreement, AllOne shall pay to Diversinet an Annual Minimum Commitment, payable as follows and as set forth in Section 3 below:

a)

A total of four and a half million ($4,500,000) dollars shall be paid by AllOne to Diversinet as of the Effective Date.

b)

A total of six million ($6,000,000) dollars shall be paid by AllOne in quarterly installments to Diversinet on August 31, 2009, November 30, 2009, February 28, 2010 and May 31, 2010.

c)

A total of six million ($6,000,000) dollars shall be paid by AllOne in quarterly installments to Diversinet on August 31, 2010, November 30, 2010, February 28, 2011 and May 31, 2011.

d)

A total of nine million ($9,000,000) dollars shall be paid by AllOne in quarterly installments to Diversinet on August 31, 2011, November 30, 2011, February 28, 2012 and May 31, 2012.

e)

A total of nine million ($9,000,000) dollars shall be paid by AllOne in quarterly installments to Diversinet on August 31, 2012, November 30, 2012, February 28, 2013 and May 31, 2013.

1.

BCNEPA Annual Minimum Commitment.  During the Term of the Agreement, AllOne shall pay to Diversinet a BCNEPA Annual Minimum Commitment of $1,000,000 per year, payable quarterly commencing on December 1, 2008, and ending on September 1, 2013 and as set forth in Section 3 below.

2.

Total Annual Minimum Commitment Chart:

Annual Minimum Commitments	Year 1	Year 2	Year 3	Year 4	Year 5
(a) BCNEPA AMC	$1M	$1M	$1M	$1M	$1M
(b) AMC	$4.5M	$6M	$6M	$9M	$9M
(c) Total Annual Minimum Commitments	$5.5M	$7M	$7M	$10M	$10M
(d) Revenue share provisions will apply only to annual Revenue received in excess of:	$5M	$6M	$6M	$9M	$9M

3.

Revenue Distribution.  All Revenue received from any licenses for the Combined Software (including, but not limited to, all amounts received under license sales or per person per month sales) (the “Revenue Generated”) shall be retained by AllOne and/or distributed by Diversinet to AllOne on August 31, November 30, February 28 and May 31 of each year, as applicable, until such time as the Revenue received by AllOne exceeds the amounts listed in Section 3(d), together with any applicable Carry forward (as defined below).  The obligations of the parties to share Revenue as discussed in Section 5 below shall only apply to Revenue retained by, and distributed to, AllOne in excess of the amounts listed in Section 3(d) above, including any applicable Carry forward.

4.

Revenue Sharing; Carry forward.

a)

Revenue Sharing.  All additional Revenue received from any licenses for the Combined Software (over and above the amounts listed in Section 3(d) and any applicable Carry forward) shall be distributed 50% to AllOne and 50% to Diversinet, subject to Section 6(a) below.

b)

Carry forward.  Commencing with Contract Year 2, in a Contract Year where the Revenue Generated is less than the Contract Year AMC (Section 3(b) above), the difference between the Contract Year AMC (Section 3(b) above) and the greater of: (i) the Revenue Generated, or (ii) five million dollars ($5,000,000), shall be added to the next Contract Year’s Revenue share provisions (Section 3(d) above) and carried forward until exhausted or the Agreement terminates (the “Carry forward”).  For example, if in Contract Year 4, the Revenue Generated is eight million dollars ($8,000,000) and AllOne is required to pay Diversinet nine million dollars ($9,000,000) (representing the AMC set forth in Section 3(b)), the difference of one million dollars ($1,000,000) (obtained by subtracting the $8,000,000 of Revenue Generated from the AMC of $9,000,000) will be carried to Contract Year 5 to increase the Revenue share threshold amount (Section 3(d)) for Contract Year 5 to ten million dollars ($10,000,000).  By way of another example, if in Contract Year 4, the Revenue Generated is three million dollars ($3,000,000) and AllOne is required to pay Diversinet nine million dollars ($9,000,000) (representing the AMC set forth in Section 3(b)), the difference of four million dollars ($4,000,000) (obtained by subtracting $5,000,000 from the AMC of $9,000,000) will be carried to Contract Year 5 to increase the Revenue share threshold amount (Section 3(d)) for Contract Year 5 to thirteen million dollars ($13,000,000).  In no event will AllOne’s payment to Diversinet in a given year be less than the Total Annual Minimum Commitment (Section 3(c) above) specified for that Contract Year.

5.

Minimum License Fees.

a)

Diversinet shall receive an annual per End User license fee of a minimum of $5.00, or an equivalent fee (depending on upfront licensing and volume commitments), which amount shall be offset by the AMC and the Revenue share amounts determined without regard to any Carry forward amounts.  Consequently, to the extent the sum of the AMC in a Contract Year plus the Revenue share amounts that Diversinet has received or retained or would have received or retained if there were no Carry forward amounts in such Contract Year, divided by the number of End Users in such Contract Year, is less than $5.00, Diversinet shall be entitled to an additional payment so that it receives an amount equal to $5.00 per year per End User.  For example, if in Contract Year 4, the Revenue Generated is forty million dollars ($40,000,000), the total number of End Users are 5,000,000, and AllOne is required to pay Diversinet nine million dollars ($9,000,000) (representing the AMC set forth in Section 3(c)), Diversinet will have received an amount equal to $24,500,000 (obtained by adding the $9,000,000 AMC to 50% of the remaining $31,000,000).  In this example, Diversinet shall be entitled to an additional $500,000 (obtained by subtracting $25,000,000, the amount which would represent $5.00 per year per End User, from the $24,500,000 received by Diversinet) so that it receives an amount equal to $5.00 per year per End User.

b)

The parties will use commercially reasonable efforts to set the license fee for use of the Combined Software to be $1.00 to $2.00 per month per End User or an equivalent fee, depending on upfront licensing and volume commitments.  The license fees will renew annually as a monthly subscription fee.  The annual minimum or its equivalent fee per End User may be discounted; provided, however, that Diversinet shall continue to receive an annual per End User license fee of a minimum of $5.00, which amount shall be offset by the AMC, any applicable Carry forward and the Revenue share amounts.

6.

Tokens.

a)

BCNEPA AMC Tokens.  For each Contract Year, Diversinet shall deliver to AllOne 200,000 BCNEPA End User licenses (totaling $1,000,000) in consideration for the BCNEPA AMC.  For additional BCNEPA End User licenses above the BCNEPA AMC amounts, Diversinet will deliver the BCNEPA End User licenses as requested and paid for at a price of $5.00 per BCNEPA End User per year.  Revenue generated from sales to BCNEPA End Users is not subject to the Revenue share provisions set forth in this Exhibit C and all such Revenue shall be retained by AllOne.

b)

AMC Tokens.  For each Contract Year, Diversinet shall deliver to AllOne the number of End User licenses equal to the Contract Year AMC divided by five (5) in satisfaction of the AMC.

c)

Replacement Tokens.  Diversinet shall deliver replacement tokens to then existing BCNEPA End Users as requested, at no cost to AllOne, and such replacement tokens shall not constitute additional BCNEPA End Users.  Diversinet shall deliver, if required by a particular Customer contract, at least one replacement token to then existing End Users as requested, at no cost to AllOne, and such replacement tokens shall not constitute additional End Users.

7.

Server Licenses and Maintenance Fees.

a)

The Diversinet MASC server license (which includes provisioning, validation and vault services) and the AllOne server license (which includes web front end and interaction with mobile PHR) pricing will be $150,000 for the first 500,000 End Users, an additional $112,500 for up to 1,000,000 End Users, and an additional $112,500 for over 1,000,000 End Users.  Diversinet will be entitled to two-thirds (2/3) of the combined server license fees and AllOne will be entitled to one-third (1/3) of the combined server license fees.

b)

A maintenance fee equating to 20% of the software license fee will also be charged.  Diversinet will be entitled to ⅔ and AllOne ⅓ of the maintenance fee.

1.

Professional Services.  Custom development and integration is expected to be provided to each End User.  These services will be provided by AllOne and Diversinet as a joint effort to deliver to the End User; however, each party will account separately for these services, and such revenue will accrue to the party that has performed the service.

2.

Annual Support Fees.  The cost of operationally supporting the Combined Software (Second Level Support) will be paid for individually by each party.  For greater clarity, AllOne will solely bear the costs related to First Level Support and solely retain the fees associated with the First Level Support provided to End Users.  End User fees generated through or related to the provision of Second Level Support shall be distributed 50% to AllOne and 50% to Diversinet during the first twelve months of the Agreement following the Effective Date; thereafter the parties shall engage in good faith discussions to review and adjust and reapportion this distribution as necessary.

3.

Statements of Work (“SOW’s”).  For End Users, SOW (the work of AllOne and Diversinet) and implementation revenue and tasks will be divided as per each party’s deliverables.  Each party will retain its respective revenue from services provided and shall be responsible for its own expenses.  For SOW’s completed by Diversinet for AllOne or BCNEPA, Diversinet will charge $1,250 per Man Day during the initial Term, and such fee shall not exceed a 10% increase per year thereafter.  For SOW’s completed by Diversinet for other End Users, Diversinet will charge $1,500 per Man Day during the initial Term, and such fee shall not exceed a 10% increase per year thereafter.  SOW’s will be structured with 50% due on signing and 50% due on delivery.

4.

Network Charges.  AllOne, BCNEPA or End-User subscribers shall at all times be responsible for all mobile network data or airtime charges, SMS related charges, application certification charges, application download costs or marketing costs, and any other fees or levies related to the cellular or wireless network over which the AllOne’s application is offered, as well as AllOne’s own Internet access fees (collectively, the “Network Charges”).  None of the fees chargeable hereunder include any Network Charges and AllOne shall indemnify and hold harmless Diversinet, its officers, directors, agents and representatives against any such Network Charges that may be levied against them for the operation of AllOne’s or BCNEPA’s application.

5.

Payments.

a)

All amounts payable shall be in U.S. dollars.

b)

All Revenue Generated shall be retained by AllOne and/or distributed by Diversinet to AllOne on each of August 31, November 30, February 28 and May 31 of each Contract Year, until such time as the Revenue received by AllOne exceeds the amounts listed in Section 3(d), together with any applicable Carry forward.  All additional Revenue received from any licenses for the Combined Software (over and above the amounts listed in Section 3(d) and any applicable Carry forward) shall be accounted for and reconciled by the parties on each of August 31, November 30, February 28 and May 31 of each year and amounts owing to the other party, if any, will be paid not later than the end of the month following the end of the quarter in which such payment was received.  Each party or its agents, shall be permitted, upon reasonable prior written notice and during normal business hours, to review the other party’s books and records, work papers and schedules relating to the preparation and calculation of the amounts due under this Agreement.  Each party shall make reasonably available to the other party or its agents the individuals responsible for the determination of the amounts due in order to respond to any inquiries.

c)

Any amounts payable which remain due after thirty (30) days of the due date, shall bear interest at the rate of one and one-half (1.5%) percent per month (18% annually) or the maximum amount allowable by law, whichever is less, from the date due until such amount is repaid.

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EXHIBIT D

SUPPORT PLAN SCHEDULE

1.

Overview. This Support Plan Schedule (“SLA”) details the terms for technical support provided by Diversinet during the Term of this Agreement to the AllOne’s Technical Support team.  All End Users shall interface with the AllOne Technical Support only.  Diversinet shall provide all Second Level Support for the Diversinet Software, which shall include diagnosis, support, resolution and issuance of updates as detailed in response to notification by AllOne of errors (which shall be sufficient to enable AllOne to provide support and resolution for its End Users).  The AllOne Technical Support shall escalate product issues of a certain severity and above to Diversinet Technical Support.  This SLA specifically addresses: (i) the service levels definition, measurement and minimum service standard in effect for the product, and (ii) technical support definition, availability and response timeframes.

1.1

AllOne Technical Support Escalation Path Around Product Issues

1.a.1

To the extent that AllOne is providing First Level Support, Subscriber call arrives at the AllOne First Level Support: the AllOne First Level Support will open a trouble ticket and attempt to resolve the issue.

1.a.2

To the extent that AllOne is providing First Level Support and cannot resolve the issue, the trouble ticket escalates to Second Level Support.  Second Level Support attempts to resolve the Subscriber trouble ticket utilizing documentation, tools and procedures provided with the product.  If during Second Level Support it is determined to be an AllOne problem AllOne will be responsible for resolution.  If it is a Diversinet related problem, Diversinet will be responsible for resolution.  If during Second Level Support it is determined that it is a combined problem relating both to Diversinet and AllOne, the parties will both be responsible for resolution.

1.

Diversinet Support Service Availability.

Technical Support Availability.  Diversinet Technical Support will be available to accept and respond to problem calls from AllOne’s Technical Support from 9:00 am - 5:00 pm Eastern Standard Time (US), 5 days a week (Monday through Friday), 52 weeks a year, excluding United States and Canadian national holidays.  During such hours, technical support calls will be answered immediately by the support staff.  Off hours telephone or email support will be available for issues that fall into the category of Level 1 Severity (described below).

2.1 Diversinet Contact information

Designation	Name (if applicable)	Direct Tel. No	Cell Tel	E-Mail
Technical Support	N/A	416 756 2324 x 300	N/A	support@diversinet.com
Technical Support & Escalation Manager	Charles Blair	416 756 2324 x 234	416 562 1773	cblair@diversinet.com
TS VP	David Annan	416 756 2324 x 232	416-587-0108	dannan@diversinet.com

2.2 AllOne Contact information

Designation	Name (if applicable)	Direct Tel. No	Cell Tel	E-Mail
Technical Support & Escalation Manager	Jerry Korea	570-200-1602	570-885-7710	Gerald.Korea@bcnepa.com
TS VP	Thomas Druby	570-200-4774	570-336-7386	Tom.druby@bcnepa.com

2.3 Response Time

“Response Time” shall mean the time it takes to respond to a request specific to the Severity (as defined below) of the incident as described below.  In the event the response time is not met the incident shall be escalated as described below.

Escalation of Incident: Definitions of Severity levels:

Severity 1 Problems. Severity 1 Problems generally include any events that have a significant general impact on the operations of the system and have an impact on Subscribers’ use of the Software, such as:

•

System or application is down or unavailable; transactions can’t be processed.

•

Any event that significantly disrupts or threatens to disrupt service levels of the Software due to errors in the software, tools or system configuration provided by Diversinet.

•

Any online application outage that significantly impacts the online availability and service level of the Software.

•

Consistent degradation of performance (response time or function) that significantly impairs the Software.

•

Any repeating unresolved incidents that have significant impact on the operations of the Diversinet Based Service or Subscribers’ use of the Software.

•

Resolution may involve software changes, configuration modifications, operating procedure changes or ‘workarounds’.  Resolution shall be defined as a situation wherein the system is restored to a state wherein the effective outage is relieved.

Severity 2 Problems. Severity 2 Problems generally includes any events (other than Severity 1 Problems) that adversely affect the operation of the Diversinet Based Service or the User Software, such as:

•

An error that disables only certain non-essential functions of the User Software and may result in degraded operations, including without limitation, an error that results in computer transactions not processing properly.

•

An error/event that disables only non-essential functions of the User Software, but also adversely affects the use of the User Software.

•

Resolution may involve software changes, configuration modifications, operating procedure changes or ‘workarounds’.  Resolution shall be defined as a situation wherein the system is restored to a state wherein the effective outage is relieved.

Severity 3 Problems: Severity 3 Problems generally includes minor events that do not have a significant impact or adverse effect on the operation or performance of the Diversinet Based Service or the User Software.

Severity 4 Problems: Severity 4 Problems generally are potential Software enhancements or feature requests that Subscribers request of AllOne Technical Support. This is to help Diversinet track AllOne’s requests and process them appropriately.

Problem Isolation:  While Diversinet support will provide best efforts to mitigate all service affecting conditions which may arise, for each S1 – S3 incident Diversinet will produce an Incident Report provided to AllOne.  In no cases will support responsibility apply in cases where there are unapproved variations made in the approved design, configuration, network or systems environments.  Furthermore, in no cases will any support responsibility apply to problems encountered by end users relating to hand held devices hardware, software and network problems that are outside the control of Diversinet or not supported by Diversinet.  It is also agreed that Diversinet will inform/publish to AllOne and other Mobile PHR providers a quarterly list of mobile devices, related software and network operators and telecommunication companies that can support Diversinet software, products and services.

Resolution Target:  Diversinet will commit to provide a solution to the following levels of service affecting conditions caused by its software, tools or procedures with the following associated penalties.  Every effort will be made to prevent maintenance procedures during Scheduled Maintenance Times from affecting service availability.  Situations wherein Diversinet gives AllOne at least 48 hrs prior notice and confined to scheduled maintenance periods will not constitute Support Missed Target Incidents as described below.

Table 1: Escalation Tiers and Initial Response Times

Priority Level	Technical Support Initial Response (in Hours)	Escalation to Support Manager	VP TS	Resolution Target
S1	1	2	3	Less than 6 hrs
S2	2	4	8	Less than 24 hrs
S3	4	8	24	Less than 48 hrs
S4	Next Business Day			Best Efforts

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EXHIBIT E

COMMISSION AGREEMENT

This Commission Agreement (“Agreement”) is made and entered into as of September 1, 2008 (the “Effective Date”) by and between AllOne Mobile Corporation., a Pennsylvania corporation with offices at 19 North Main Street, Wilkes-Barre, PA, 18711-0302 USA (“Consultant”) and Diversinet Corp. located at 2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario, M2J 5B5, (“Diversinet”) and sets forth the terms and conditions under which Consultant will provide the Services (as described below) to Diversinet.

1.

ACKNOWLEDGEMENT

1.1

The parties hereby agree and acknowledge that they are parties to a License and Revenue Share Agreement between the parties dated as of September 1, 2008 (the “License and Revenue Share Agreement”).  To the extent that any of the terms of this Commission Agreement are contrary to or inconsistent with the terms of the License and Revenue Share Agreement, the parties expressly agree and acknowledge that the terms of the License and Revenue Share Agreement shall control.

2.

SERVICES

2.1

Services to be performed by Consultant for Diversinet include, but are not limited to professional services in the area of business development and sales of Diversinet’s products and services (collectively the “Services”).  Consultant will contact the customers set forth on Schedule 1 regarding such Services.  The areas of responsibility related to the Services will be communicated to Consultant by Diversinet’s Chief Executive Officer, or otherwise as instructed, and may be amended in writing from time to time at the discretion of the parties.

2.2

Consultant will be available and Diversinet will retain Consultant for such reasonable periods as are required to perform the Services during the Term (as defined below).  In the event that any period during the Term creates a conflict for Consultant, the parties will act in good faith to agree to a compromise period.

2.3

During the Term, Consultant agrees not to perform similar services with regard to any product of any entity involved in the sale or service of software security products which are similar to, and compete directly with, the Security Authentication Products (as defined in the License and Revenue Share Agreement).  Notwithstanding the foregoing, Diversinet acknowledges and agrees that Consultant may perform similar services with regard to other products or services of such entities or for other parties and that Consultant is free to perform and pursue such services on behalf of such other parties.

3.

TERM

3.1

The term of this Agreement commences on the Effective Date and shall remain in full force and effect throughout the entire term of the License and Revenue Share Agreement (the “Term”).  This Agreement shall automatically terminate upon the termination of the License and Revenue Share Agreement.

4.

PERFORMANCE OF SERVICES

4.1

Subject to the terms and conditions of this Agreement, Consultant agrees to perform the Services in accordance with the reasonable standards, directives and specifications from time to time established by Diversinet.

5.

PAYMENT

5.1

Consultant shall be entitled to commissions (“Commissions”) from the revenue generated through the sale of Services to third-party organizations worldwide, net of any and all applicable municipal, state or federal taxes, or sublicense fees paid to a third party (“Gross Margin Sales”) equal to the commission percentage of the Gross Margin Sales sold by the Consultant during the Term of this Agreement as follows:

Gross Margin Sales	Commission %
0 to 1,000,000	15%
1,000,001 to 2,000,000	13%
2,000,001 to 3,000,000	11%
3,000,001 to 4,000,000	9%
4,000,001 to 5,000,000	7%
5,000,000 plus	5%

Consultant agrees that the sales price to third-party organizations are subject to the prior written consent of Diversinet.  Consultant will be paid within thirty (30) days of the consummation of each respective agreement and payment by the respective third party organizations.

5.2

Consultant will be liable for the payment of all income taxes upon the receipt of any funds from Diversinet.

6.

CONFIDENTIALITY AND DIVERSINET PROPERTY

6.1

Consultant acknowledges that in the course of performing its duties for Diversinet, Consultant will have access to and be entrusted with detailed confidential and proprietary information of Diversinet, including intellectual property, technology and trade secrets, customer and supplier information (collectively the “Information”).  Consultant also acknowledges that the disclosure of any Information to any third party other than in the course of its proper duties would be highly detrimental to Diversinet’s interests.  Accordingly, Consultant agrees that it will not, during the Term of this Agreement and for a period of three (3) years after the date of termination or expiration of this Agreement, disclose any Information or use it for any purposes other than those set forth herein and in the License and Revenue Share Agreement.  Consultant further agrees that these restrictions are reasonable to protect Diversinet’s business interests and waives any and all defenses to Diversinet’s enforcement of its rights in this regard.

6.2

Consultant acknowledges that all records, books and other information of Diversinet relating in any way whatsoever to Diversinet’s business, whether prepared by Consultant or otherwise obtained by Consultant, except for information that is on the public record, is the property of Diversinet.  Consultant agrees to immediately return all such information to Diversinet upon termination of this Agreement.

7.

OWNERSHIP OF INTELLECTUAL PROPERTY

7.1 Consultant acknowledges that the intellectual property in Diversinet’s products and services is and shall remain the exclusive property of Diversinet.

8.

TERMINATION

8.1

Unless otherwise mutually agreed to by the parties, this Agreement may only be terminated contemporaneous with the termination of the License and Revenue Share Agreement between the parties.

8.2

Consultant will immediately, upon termination or expiration of this Agreement, return to Diversinet all papers, documents, data, specifications, or other tangible material regardless of the form or media pertaining to Services performed under this Agreement, and any property belonging to Diversinet.

9.

REPRESENTATION AND WARRANTY

9.1

Consultant represents and warrants that the Services will be of professional quality and in accordance with general industry standards.

9.2

Consultant warrants that it will not attempt, either directly or indirectly, to direct any of Diversinet customer leads, customers, suppliers, contractors, employees or business associates away from Diversinet.

10.

GENERAL TERMS

10.1

Consultant and any personnel it employs or engages shall perform all Services under this Agreement as independent contractors, and none of such persons shall be deemed to be an employee of Diversinet, nor shall any of such persons be entitled to any benefits provided by Diversinet to its employees.

10.2

Consultant agrees that it shall be responsible for any and all taxes and other payments due with respect to any compensation received by Consultant from Diversinet hereunder.

10.3

Each party will indemnify and hold harmless the other party from and against all claims, damages, losses, costs and expenses arising from any activities of such party or its respective employees or agents which are in violation of or not in accordance with the terms of this Agreement, including but not limited to such party’s (or the respective employees’ or agents’) negligence, willful misconduct or breach of this Agreement.

10.4

Consultant will not assign, transfer, or subcontract this Agreement or any of its rights or obligations hereunder without the prior written consent of Diversinet.

10.5

This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the Commonwealth of Pennsylvania without giving effect to principles of conflicts of law.  Each of the parties to this Agreement consents to the exclusive jurisdiction and venue of the courts in and for Luzerne County, Pennsylvania, and the United States District Court for the Middle District of Pennsylvania, USA.

IN WITNESS WHEREOF, the parties hereto have executed this Commission Agreement on the day first set forth above.

DIVERSINET CORP.

ALLONE MOBILE CORPORATION

By:

By:

Name: Albert Wahbe

Name:  William C. Reed

Title:  CEO and Chairman

Title:  President and CEO

Fax Number: 416-756-7346

Fax Number: 570-200-6780

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SCHEDULE 1

CUSTOMERS

Consultant will contact the following customers regarding business development and sales of Diversinet’s products and services:

1.

2.

3.

4.

5.

6.

7.

8.

9.

10.

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EXHIBIT F

Insert Executed Escrow Agreement

Between Diversinet as Software Developer and AllOne as Beneficiary

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